Exhibit 99.4

Medifocus Inc. Announces Exclusive Agreement with Major Academic Medical Center to License Technology to Develop Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy

COLUMBIA, MD and Toronto, ON – October 15, 2015 – Medifocus, Inc. (OTCQX:MDFZF and TSXV:MFS.V), a medical systems and devices company that develops and commercializes focused heat thermotherapy systems for the treatment of Benign Prostatic Hyperplasia (BPH) and breast cancer, today announced that the Company has formally entered into an exclusive license agreement with Duke University regarding Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. The exclusive license agreement pertains to the Patent Rights of a Duke invention for the development of heat-activated and tumor-targeted immunotherapy and gene therapy for the treatment of cancers and other diseases.

The technology, described in the agreement as a “method for selective expression of therapeutic genes in cancer cells by hyperthermia,” provides the design basis for an adenoviral gene delivery construct that releases IL-12 upon activation by the temperature rise caused by focused thermotherapy. Temperature activation of pre-engineered adenovirus carrying the therapeutic genes injected intratumorally allows maximal release of the IL-12 therapeutics. Such spatial and temporal control of gene expression leads to enhanced efficacy and reduced treatment induced toxicity. The patent also provides for the possibility of adding other Cytokines and/or Biological Modifiers in combination with IL-12 within the construct to further enhance efficacy. The technology is expected to provide Medifocus a foundation based on which it can build a novel pipeline of heat-activated and tumor-targeted genetic and molecular therapeutics for the treatment of cancers and other diseases.

Dr. Augustine Y. Cheung, CEO of Medifocus, said, “This innovative drug delivery technology platform provides the immediate opportunity for Medifocus to become an active participant in the exciting and rapidly growing molecular/genetic/immune therapeutics marketplace. The Company’s thermotherapy systems, already FDA approved for treating prostate disease (BPH) and breast cancer, provide the unique means to heat the prostate and breast to ideal activation temperatures to trigger the release of IL-12 and/or other therapeutics to effect precise intratumoral immunotherapy either applied alone or in combination with other therapeutic modalities for the treatment of prostate and breast cancers. IL-12 delivered via intratumoral injection has already been demonstrated to be effective in the treatment of prostate and breast cancers, but the clinical success has been hampered by severe treatment induced toxicity. We believe heat activation with ‘on-off’ control should solve the toxicity problem and make heat-activated IL-12, used alone and/or in combination with other conventional treatments including radiation therapy, chemotherapy and genetic/molecular/immuno therapies, the treatment of choice for prostate and breast cancers. Our pipeline of innovative developments should further expand the clinical indications for the treatment of other solid tumors.”

Dr. Cheung summarized, “Ample preclinical and clinical data have supported a perfect marriage between Duke’s heat inducible anti-cancer viral gene delivery construct and Medifocus’ clinically proven thermotherapy systems including the Prolieve® and the APA 1000. With the Duke patent secured, we are now poised to embark on development of a pipeline of novel, minimally-invasive, non-drug treatment alternative for prostate and breast cancers and beyond. The Company has initiated the development of other tumor-targeted focused heating systems and a universal heat-activated viral delivery construct to accommodate other genetic/molecular therapeutics. Successful accomplishment of these efforts should lead to enrichment of the Company’s product pipeline and open up ample opportunities for Medifocus to form strategic development partnerships with various companies in targeted immunotherapy and gene therapy.”

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA 1000 Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to destroy localized breast tumors through the application of heat alone or in combination with chemotherapy. Medifocus has formally entered into an exclusive license agreement with Duke University to the Patent Rights of a “method for selective expression of therapeutic genes in cancer cells by hyperthermia” to develop Heat-Activated and Tumor-Targeted Immunotherapy and Gene Therapy. This is a novel approach to control expression of anti-cancer genes intratumorally with focused heat and is a unique method to achieve precise viral delivery of gene therapy and molecular therapeutics on demand. Medifocus will work on further development of other focused heat devices and delivery vector, making it universal to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a variety of medical conditions.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com